MANUALLY SIGNED



03025152


RECEIVED
JUN 30 2003
187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[__] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ___________

COMMISSION FILE NO. 000-32911

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Galyan's Trading Company
Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Galyan's Trading Company, Inc.
2437 East Main Street
Plainfield, IN 46168


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

CR

Galyan's Trading Company Savings and Retirement Plan

Financial Statements (Cash Basis) as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002, Supplemental Schedules as of and for the Year Ended December 31, 2002 and Independent Auditors' Report

GALYAN'S TRADING COMPANY SAVINGS AND RETIREMENT PLAN

TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Bank One Ctr. Tower, Ste. 2000
111 Monument Circle
Indianapolis, Indiana 46204-5108

Tel: (317) 464-8600
Fax: (317) 464-8500
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
Galyan's Trading Company Savings and Retirement Plan
Plainfield, Indiana

We have audited the accompanying statements of assets available for benefits (cash basis) of Galyan's Trading Company Savings and Retirement Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits (cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in assets available for benefits for the year ended December 31, 2002 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules (cash basis) of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP

June 24, 2003

Deloitte
Touche
Tohmatsu

GALYAN'S TRADING COMPANY SAVINGS AND RETIREMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS (CASH BASIS) AS OF DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
INVESTMENTS—at fair value	$ 6,392,332	$ 5,617,086
ASSETS AVAILABLE FOR BENEFITS	$ 6,392,332	$ 5,617,086

See notes to financial statements (cash basis).

GALYAN'S TRADING COMPANY SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS (CASH BASIS) FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO ASSETS ATTRIBUTED TO:	
Investment income (loss):	
Net depreciation in fair value of investments	$ (1,095,866)
Interest and dividends	269
Total investment loss	(1,095,597)
Contributions:	
Participant	2,017,148
Employer	415,805
Total contributions	2,432,953
Rollovers	185,401
Total additions	1,522,757
DEDUCTIONS:	
Benefit payments	699,358
Administrative expenses	48,153
Total deductions	747,511
INCREASE IN ASSETS AVAILABLE FOR BENEFITS	775,246
ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	5,617,086
End of year	$ 6,392,332

See notes to financial statements (cash basis).

GALYAN'S TRADING COMPANY SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CASH BASIS)

1. DESCRIPTION OF THE PLAN

The following description of Galyan's Trading Company Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective November 1, 1999.

General—The Plan is a defined contribution 401(k) plan covering all eligible employees of Galyan's Trading Company, Inc. (the "Company") who have reached age 21 and meet other eligibility requirements, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions—Eligible employees ("participants") may contribute up to 60% of their compensation on a pretax basis, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the "Code"). The Company matches 50% of the first 3% of eligible pre-tax wages contributed by the participant. Participants direct the investments of their and the Company contributions into 15 investment options offered by the Plan. At the discretion of the Company's Board of Directors, additional contributions may be made to the Plan, however, no additional contributions were made during the year ended December 31, 2002.

Participants' Accounts—Each participant's account is credited with the participant's contributions and the Company's matching contributions. Each participant's account is charged with withdrawals and distributions and allocations of administrative expenses, if not paid by the Company. Participants are immediately vested in their contributions plus actual earnings thereon. For participants who previously worked for The Limited, Inc., service under The Limited is considered years of service with the Company. Participants are vested in employer matching contributions upon completion of three years of service.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum amount equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination—Although the Company has not expressed any intention to do so, it has the right to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.

Forfeitures—Any amounts forfeited by participants shall first be used to pay administrative expenses. Any remaining amounts will be allocated to accounts of eligible participants. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $12,002 and $16,565, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements and supplemental schedules are prepared on the cash basis of accounting. Benefit payments to participants and contributions from both the Company and participants are accounted for on the basis of cash disbursements and receipts. Although the cash basis of accounting represents a departure from accounting principles generally accepted in the United States of America, it is an allowable method of accounting for employee benefit plans under the reporting requirements of ERISA.

Investments—The Plan currently offers fourteen mutual funds as investment options. Additionally, the plan permits participants to invest in a fund which is invested exclusively in shares of the Company.

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to their account and is notified by the trustee prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the non-directed votes in proportion to the voting of shares for which participant direction was received.

Investments are stated at fair value as reported on the last business day of the year as determined using quoted market prices.

Administrative Expenses—Administrative expenses are paid by both the Plan and the Company.

Payment of Benefits—Benefit payments are recorded as paid.

Use of Accounting Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various publicly-traded equity and bond mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

The following investments represent five percent or more of Plan assets at December 31:

	2002	2001
Fidelity Equity Income	$ 559,790	$ 532,112
Fidelity Managed Income Portfolio	353,326	
Fidelity Dividend Growth	1,090,152	1,183,848
Fidelity OTC Portfolio	532,859	555,353
Spartan U.S. Equity Index	965,587	1,008,002
Fidelity Freedom 2010	429,267	372,609
Fidelity Freedom 2020	451,370	374,768
Fidelity Freedom 2030	455,556	394,365
Fidelity U.S. Bond Index	401,308	
Galyan's Trading Company, Inc. Stock (49,454 shares)	370,090	

4. TAX STATUS

The Company has not received a determination letter for the Plan; however, the Plan administrator believes that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the Code, and as a result, no provision for income taxes has been recorded in the Plan's financial statements.

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Management Trust Company, an affiliate of Fidelity Investments

Institutional Operations Company, Inc., is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, any investment transactions involving the Company's common stock qualify as related party transactions.

6. NON-EXEMPT TRANSACTIONS

Participant contributions to the Plan are required by Department of Labor Regulation 2510.3-102 to be submitted to the trustee by the 15th business day after the month withheld. Participant contributions for September 2002 totaling $4,163 were not remitted to the trustee until June 24, 2003.

* * * * * *

SUPPLEMENTAL SCHEDULES

Form 5500 - Schedule of Assets
(Held at End of Year)
Schedule H, Line 4i
EIN: 35-1529720
Plan No. 001

GALYAN'S TRADING COMPANY SAVINGS AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

Description	Fair Value
* Fidelity Fund	$ 258,671
* Fidelity Equity Income	559,790
* Fidelity OTC Portfolio	532,859
* Fidelity Diverse International	268,409
* Fidelity Dividend Growth	1,090,152
* Fidelity Freedom Income	77,806
* Fidelity Freedom 2000	143,681
* Fidelity Freedom 2010	429,267
* Fidelity Freedom 2020	451,370
* Fidelity Freedom 2030	455,556
* Fidelity Freedom 2040	34,460
* Spartan U.S. Equity Index	965,587
* Fidelity U.S. Bond Index	401,308
* Fidelity Managed Income Portfolio	353,326
* Galyan's Trading Company, Inc. Stock (49,454 shares)	370,090
	$ 6,392,332

* denotes party-in-interest transaction

Form 5500 - Schedule of Nonexempt Transactions
Schedule G, Part III
EIN: 35-1529720
Plan No. 001

GALYAN'S TRADING COMPANY SAVINGS AND RETIREMENT PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan Employer, or Other Party-In-Interest	Description
Galyan's Trading Company, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The September 14, 2002 participant contributions of $4,163 were deposited on June 24, 2003.

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATED: June 27, 2003

GALYAN'S TRADING COMPANY
SAVINGS AND RETIREMENT PLAN

By: GALYAN'S TRADING COMPANY, INC., Administrator



By: ______________________
Charles F. Nelson
Senior Vice President and
Minister of Culture

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
1	Consent of Deloitte & Touche
2	Certification of Chief Executive Officer and Chairman Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
3	Certification of Senior Vice President and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-83400 of Galyan's Trading Company, Inc. on Form S-8 of our report dated June 24, 2003, appearing in the Annual Report on Form 11-K of Galyan's Trading Company Savings and Retirement Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 24, 2003

Exhibit 2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Galyan's Trading Company Savings and Retirement Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Robert B. Mang, Chief Executive Officer and Chairman of Galyan's Trading Company, Inc. (the "Company"), the administrator of the Plan, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Robert B. Mang

June 27, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities Exchange Commission or its staff upon request.

Exhibit 3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Galyan's Trading Company Savings and Retirement Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Edward S. Wozniak, Senior Vice President and Chief Financial Officer of Galyan's Trading Company, Inc. (the "Company"), the administrator of the Plan, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Edward S. Wozniak

June 27, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities Exchange Commission or its staff upon request.